AMENDED EXHIBIT B

November 1, 2016

1.	FEES:

With respect to each share class of each series of the Trust (each a "Fund"), QA shall be paid a fee, computed and paid monthly, at an annual rates described below of the aggregate average daily net asset value of each Fund, such fee to be payable in arrears by the 15th of each month.

Fund	Ordinary Shares	Institutional Shares	R6 Shares
Pear Tree Polaris Small Cap Fund	0.16%	0.16%	0.01%
Pear Tree Quality Fund	0.16%	0.16%	0.01%
Pear Tree PanAgora Emerging Markets Fund	0.16%	0.16%	0.01%
Pear Tree PanAgora Risk Parity Fund	0.16%	0.16%	0.01%
Pear Tree Polaris Foreign Value Fund	0.16%	0.16%	0.01%
Pear Tree Polaris Foreign Value Small Cap Fund	0.16%	0.16%	0.01%

2.	OUT OF POCKET EXPENSES:

Out of pocket expenses include, but are not limited to: legal fees, confirmation production, report preparation, postage, forms, telephone, microfilm or microfiche, and expenses incurred at the specific direction of the Fund, as agreed upon from time to time.

The cost of ClearSky, or an equivalent program, for the processing of the blue sky processing and maintenance for the Trust.